

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2012

Via E-mail
Spencer L. Schneider, Esq.
111 Broadway, 12th Floor
New York, NY 10006

> **Re:** **Harvard Illinois Bancorp, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed March 30, 2012**
> **Filed by Stilwell Value Partners II, L.P., et al.**
> **File No. 0-53935**

Dear Mr. Schneider:

We have reviewed the above filing and have the following comments.

Schedule 14A

1. We note your response to prior comment 4 including the revised disclosure regarding the average ROE for all FDIC insured banks as of 2011. It is our understanding that the Company's subsidiary is a savings institution, not a bank. Based on the information found at http://www.fdic.gov/bank/statistical/stats/2011dec/industry.html, it appears that the ROE for savings institutions for the same period was 5.42%. Please revise the disclosure to either disclose this statistic or include a statement in the letter to stockholders that explains the various categories of banks and institutions that are included in the statistic "all FDIC insured banks," clarifies what category the operating subsidiary of the Company falls into and why the average ROE for "all FDIC insured banks" may not be as accurate a measure of peer performance as the average ROE for savings institutions in particular.

Two Year Summary Table, page 11

2. We note your response to prior comment 9. Please refer to Question 101.05 of the Compliance and Disclosure Interpretations: Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting (Last Update: November 16, 2009). This C&DI indicates that Section 13(d)(6)(A) provides an exemption from the application of Section 13(d) only in relation to those securities that an issuer acquires through a registered stock-for-stock exchange, such as in a merger where the shares of the target company will be merged out of existence. As such, it appears that the Stilwell Group should have filed an initial Schedule 13D following its purchase of 40,000 shares

on April 8, 2010 and an amended Schedule 13D following its purchase of 20,000 shares on April 26, 2010, in each case disclosing the price paid per share in accordance with the Instruction to Item 5(c) of Schedule 13D along with all other required information. Please refer to Question 104.03 of the aforementioned Compliance and Disclosure Interpretations for guidance on how to address this failure to timely file. Please note that it is the Staff's position that any of the steps referred to in this C&DI that are taken by the Stilwell Group will not necessarily affect the determination of liability under the federal securities laws for the failure to promptly file the initial Schedule 13D or a required amendment thereto nor will such steps foreclose the Commission from taking any action in the future.

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions